SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1H13 Results

Curitiba, Brazil, August 14, 2013 – Companhia Paranaense de Energia - Copel (BM&FBovespa: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its results for the first half of 2013. Copel’s consolidated balance sheet presents the figures of its wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

Highlights
	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (4/5)
Operating Revenues (R$ million)	2,101	2,380	2,027	3.7	4,482	4,052	10.6
Operating Income (R$ million)	368	592	223	65.0	960	700	37.3
Net Income (Loss) (R$ million)	252	399	185	36.1	650	505	28.8
Earnings per share (R$)	0.92	1.46	0.68	36.1	2.38	1.84	28.8
EBITDA (R$ million)	439	665	397	10.5	1,104	999	10.4
Return on Shareholders' Equity ( annualized)	7.8%	12.4%	5.9%	32.2	10.1%	8.1%	24.7
Energy Supply (GWh)	6,619	6,785	6,033	9.7	13,404	12,265	9.3
Values subject to rounding adjustments.

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 06/30/2013	Var. % year	Index	Points 06/30/2013	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 20.95	(16.9)	Ibovespa	47,457	(22.2)
CPLE6 (preferred B/ BM&FBovespa)	R$ 27.68	(12.7)	IEE	25,407	(11.8)
ELP (ADS/ Nyse)	US$ 12.42	(19.1)	Dow Jones	14,909	13.8
XCOP (preferred B/ Latibex)	€ 9.62	(17.2)	Latibex	2,082	(19.7)

LIST OF CONTENTS

1. General Information	3

2. 1H13 Income Statement	5
2.1 Operating Revenue	5
2.2 Operating Costs and Expenses	6
2.3 Equity in the Results of Investees	8
2.4 EBITDA	8
2.5 Financial Results	8
2.6 Consolidated Net Income	8

3. Balance Sheet and Investment Program	8
3.1 Assets	9
3.1.1 Cash, Cash Equivalents and Financial Investments	9
3.1.2 CRC Transferred to the State of Paraná	9
3.1.3 Accounts Receivable Related to the Extension of the Concession	10
3.2 Liabilities and Shareholders’ Equity	10
3.2.1 Debt	10
3.2.2 Payables related to the Concession – Use of Public Property	11
3.2.3 Provisions for Legal Claims	12
3.3 Investment Program	12

4. Shareholding Structure	13

5. Consolidated Financial Statements	14
5.1 Assets	14
5.2 Liabilities	15
5.3 Income Statement	16
5.4 Cash Flow	17

6. Financial Statements – Wholly Owned Subsidiaries	18
6.1 Assets	18
6.2 Liabilities	19
6.3 Income Statement – Copel Geração e Transmissão	20
6.4 Income Statement – Copel Distribuição	21
6.5 Income Statement – Copel Telecom	21

7. Power Market	22
7.1 Captive Market	22
7.2 Grid Market (TUSD)	23
7.3 Energy Flow	23

8. Supplementary Information	25
8.1 Tariffs	25
8.2 Main Operational and Financial Indicators	26
8.3 2Q13 Results Conference Call	27

* Values subject to rounding adjustments.

1. General Information

Copel’s net income totaled R$ 650.3 million in 1H13, 28.8% up on the R$ 504.7 million recorded in 1H12, chiefly due to (i) higher revenue from electricity sales to final customers and distributors, and (ii) lower costs related to personnel and charges for the use of the transmission grid in the period. The increase in the financial result also contributed to the period upturn in net income. For further information, please refer to item 2.

The table below summarizes the highlights for the period:

Operational Data	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (4/5)
Energy Sold (GWh)	9,644	12,141	10,161	(5.1)	21,785	20,649	5.5
Copel Distribuição	5,816	5,887	5,887	(1.2)	11,703	11,948	(2.0)
Copel Geração	3,828	6,254	4,274	(10.4)	10,082	8,701	15.9

Economic and Financial Result (R$ million)	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (4/5)
Operating Income	368	592	223	65.0	960	700	37.3
EBITDA	439	665	397	10.5	1,104	999	10.4
Adjusted EBITDA by Regulatory Assets and Liabilities	408	811	538	(24.3)	1,218	1,136	7.2
Net Income	252	399	185	36.1	650	505	28.8
Adjusted Net Income by Regulatory Assets and Liabilities*	231	495	278	(16.9)	726	595	22.0
Capex	431	270	379	13.7	701	771	(9.0)
Net Debt	1,066	1,559	1,101	(3.2)	1,066	1,101	(3.2)
Shareholders' Net Equity	12,942	12,757	12,484	3.7	12,942	12,484	3.7

Economic and Financial Indicators	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (4/5)
EBITDA Margin	20.9%	27.9%	19.6%	6.6	24.6%	24.7%	(0.2)
Adjusted EBITDA Margin	19.4%	34.1%	26.6%	(26.9)	27.2%	28.0%	(3.1)
ROE (annualized)	7.8%	12.5%	5.9%	31.5	10.1%	8.1%	24.7
Operating Margin	17.5%	24.9%	11.0%	59.1	21.4%	17.3%	24.1
Net Margin	12.0%	16.7%	9.1%	31.2	14.5%	12.5%	16.5
Net Debt/ EBITDA (annualized)	0.61	0.59	0.69	(12.4)	0.48	0.55	(12.3)
Earnings per Share (EPS)	0.92	1.46	0.68	36.1	2.38	1.84	28.8

Average Rates (BRL / MWh)	jun/13 (1)	mar/13 (2)	dec/12 (3)	oct/12 (4)	jun/12 (5)	Var. % (1/3)	Var. % (1/5)
Power Purchase Average Rate - Copel Distribuição	128.69	121.99	115.08	115.61	113.78	11.8	13.1
Retail Average Rate - Copel Distribuição	206.15	205.68	245.80	243.80	243.19	(16.1)	(15.2)
Sales to Distributors Average Rate - Copel GeT	120.84	118.38	98.69	97.70	98.93	22.4	22.1

Other Indicators	jun/13 (1)	mar/13 (2)	dec/12 (3)	oct/12 (4)	jun/12 (5)	Var. % (1/3)	Var. % (1/5)
Book Value per Share	47.29	46.62	45.17	46.77	45.65	4.7	3.6
Netdebt/ Shareholders' Net Equity	25.2%	25.6%	26.4%	17.4%	17.9%	(4.4)	41.0
Current Liquidity	1.57	1.64	1.50	1.55	1.79	4.3	(12.5)
* Estimated net value: value gross minus 34% of income tax.

* Values subject to rounding adjustments.

Tariff Increase – Copel Distribuição

On June 20, Aneel published Resolution 1541 establishing Copel Distribuição’s annual tariff increase. The authorized average tariff increase was 14.61%, 11.40% of which related to the annual economic tariff increase, 1.68% related to the financial components of the current tariff year, and 1.53% to the exclusion of the financial components from the previous tariff year. However, the Company has requested Aneel to suspend the increase, with the prospect of deferral in the application of the authorized tariff increase index.

Granting the Company’s request, on July 9, Aneel approved the partial deferral of the 14.61% average increase, authorizing the application of a 9.55% average increase, retroactive to June 24, and, exceptionally, the deferral of R$ 255.9 million –equivalent to the difference between the applied and the authorized increases – to be considered as a financial component that will be restated by the IGP-M general market price index and included in the calculation of the subsequent tariff adjustment.

Aneel also approved the transfer of R$ 227.9 million to Copel Distribuição of CDE fund to cover the positive result from the account for compensation of Portion A – CVAs, corresponding to energy acquisition and System Service Charges – ESS, as established in Decree 7891, of January 23, 2013.

CDE (Energy Development Account) Funds

The Brazilian government issued Decree 7945, which establishes the transfer of CDE funds to cover costs arising from: (a) exposure to the spot market, limited to the amount not covered by the allocation of quotas; (b) the hydrological risk of the quotas; (c) System Service Charges – ESS (dispatch of thermal power plants for energy security); and (d) the positive result from the account for compensation of Portion A – CVAs in the tariff processes in the twelve months subsequent to April 8, 2013. The amounts contributed by CDE were recognized as compensation of electricity costs and charges for the use of the main transmission grid, as detailed in notes 31.1 and 31.2 of our Quarterly Information.

In 1H13, the Company received R$ 254.2 million and, at the end of June 2013, expected to receive additional R$ 338.8 million, totaling R$ 593.0 million in CDE funds.

Of the total amount receivable, R$ 61.0 million refer to May and R$ 38.5 million to June. However, order 2701, of July 29, 2013, authorized the amounts of R$ 46.8 million and R$ 29.6 million for May and June, respectively, which were received in August. The R$ 23.1 million difference between the booked and the received amounts will be adjusted in the subsequent quarter.

CDE Funds – Anticipation to Cover Tariff Discount

Copel received R$ 134.8 million in CDE funds related to the anticipation of the amounts authorized by Aneel to cover tariff discounts from May to November 2013, pursuant to order 1711 of May 29, 2013.

Despite the anticipation, the CDE funds to cover tariff discounts continues to be recognized on an accrual basis (R$ 19,3 million per month by November 2013).

* Values subject to rounding adjustments.

Accounting Changes

As of the fiscal year begun on January 1, 2013, new rules are being applied to the preparation of financial statements, with effects mainly on (i) investments in investees, controlled companies and jointly controlled companies, and (ii) employee benefits. For detailed information on these changes, please refer to note 3 of our Quarterly Information.

2. 1H13 Income Statement

2.1 Operating Revenue

In 1H13, “operating revenue” reached R$ 4,481.5 million, 10.6% up on the R$ 4,051.6 million recorded in 1H12. The most important variations were:

(i) the 27.8% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding 11.1% the distribution grid tariff (TUSD), chiefly due 5.8% 33.2% to (a) the effects of Copel Distribuição’s periodic tariff revision, on June 24, 2012, which led to an increase in the percentage of Industrial revenue booked under “electricity sales to 20.1% Residential final customers” and a reduction in the Commercial percentage booked under “use of the main Rural 29.8% transmission grid”, and (b) the 212.7% upturn Other in Copel Geração e Transmissão’s electricity sales in the free market;

(ii) the 25.9% increase in "electricity sales to distributors”, resulting from (a) higher power allocation to the spot market, and (b) the increased volume of bilateral agreements, partially offset by lower revenue from CCEAR, due to the lower volume of agreements in the regulated environment;

(iii) the 31.9% decline in “use of the main transmission grid” (TUSD and TUST revenue), due to (a) Copel Distribuição’s periodic tariff revision, in effect as of June 24, 2012, and (b) the extension of the agreements for transmission assets, which led to a reduction of approximately R$ 189 million in Copel GeT’s Annual Permitted Revenue, partially offset by the 3.3% upturn in Copel Distribuição’s grid market;

(iv) the 90.2% increase in “construction revenue”, due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 8.0% upturn in “telecommunications revenue”, due to new customers – the customer base increased from 2,039 in June 2012 to 4,977 in June 2013;

(vi) the 14.7% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (8.0% as of August 2012, 6.5% as of March 2013); and

(vii) the 89.7% expansion in “other operating revenues”, mainly due to higher revenue from the lease of the Araucária Thermal Power Plant, due to its dispatch in the period.

* Values subject to rounding adjustments.

R$ '000
Income Statement	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var.% (1/3)	1H13 (4)	1H12 (5)	Var.% (4/5)
Electricity sales to final customers	785,579	771,195	609,906	28.8	1,556,774	1,218,088	27.8
Electricity sales to distributors	344,925	724,767	428,377	(19.5)	1,069,692	849,408	25.9
Use of the main distribution and transmission grid	464,403	513,000	685,898	(32.3)	977,403	1,434,976	(31.9)
Construction revenue	278,494	181,191	136,522	104.0	459,685	241,716	90.2
Revenues from telecommunications	33,590	32,702	30,543	10.0	66,292	61,388	8.0
Distribution of piped gas	96,407	79,221	83,328	15.7	175,628	153,161	14.7
Other operating revenues	97,734	78,334	52,349	86.7	176,068	92,824	89.7
Operating revenue	2,101,132	2,380,410	2,026,923	3.7	4,481,542	4,051,561	10.6

2.2 Operating Costs and Expenses

In 1H13, operating costs and expenses reached R$ 3,702.1 million, 10.1% up on the R$ 3,363.0 million recorded in 1H12. The most important variations were:

(i) the 15.3% increase in “electricity purchased for resale”, chiefly due to Electricity purchased for resale higher costs with energy acquisitions 12.5% from auctions (CCEARs), Itaipu, and Material and other 7.9% bilateral agreements, arising, Use of the main distribution respectively, from (a) higher costs from 41.0% 5.4% and transmission grid thermal power agreements, (b) the dollar Pension and healthcare plans appreciation in the period, and (c) the Third-party services monetary restatement of agreements based on period inflation. Costs from Depreciation and amortization 15.5% energy purchases in the spot market 4.8% 12.9% Construction cost (CCEE) were partially offset by CDE funds, which totaled R$ 274.1 million in 1H13, to offset energy costs.

R$'000
Electricity Purchased for Resale	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (4/5)
Itaipu	153,420	131,734	140,855	8.9	285,154	261,375	9.1
CCEAR (Auction)	586,310	532,505	479,209	22.3	1,118,815	888,848	25.9
Bilateral	48,980	57,058	49,679	(1.4)	106,038	99,682	6.4
CCEE	107,449	249,418	74,155	44.9	356,867	123,995	187.8
(-) Transfer CDE - CCEE	(180,525)	(93,605)	-	-	(274,130)	-	-
Proinfa	41,714	41,673	32,167	29.7	83,387	65,402	27.5
(-) Pis/ Pasep and Cofins	(82,870)	(77,081)	(64,192)	29.1	(159,951)	(123,880)	29.1
TOTAL	674,478	841,702	711,873	(5.3)	1,516,180	1,315,422	15.3

* Values subject to rounding adjustments.

(ii) the 51.0% reduction in “charges for the use of the main transmission grid”, due to lower costs from charges for the use of the system as a result of Law 12738/13, which extended transmission concessions, and the transfer of CDE funds, which totaled R$ 318.9 million in 1H13, to offset the costs with charges;

R$ '000
Use of the main distribution and transmission grid	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1S13 (4)	1S12 (5)	Var. % (4/5)
System Service Charges - ESS	111,318	174,248	17,489	536.5	285,566	19,874	-
(-) Transfer CDE - ESS	(199,945)	(118,958)	-	-	(318,903)	-	-
System usage charges –distribution	53,312	54,960	134,531	(60.4)	108,272	268,917	(59.7)
System usage charges –basic network and connection	43,206	41,810	38,036	13.6	85,016	74,984	13.4
Itaipu transportation charges	12,538	12,402	10,898	15.0	24,940	21,642	15.2
Charge reserve energy - EER	10,524	3,159	11,042	(4.7)	13,683	17,829	(23.3)
(-) PIS/Pasep and Cofins taxes on charges for use of power grid	(3,855)	(15,544)	(18,813)	(79.5)	(19,399)	(37,746)	(48.6)
TOTAL	27,098	152,077	193,183	(86.0)	179,175	365,500	(51.0)

(iii) “personnel and management” totaled R$ 487.0 million, 5.3% down year on year, due to: (a) the non-occurrence of provisions for severance pay related to the Voluntary Redundancy Program, which was discontinued in December 2012, and (b) lower expenses with wages and related charges, partially offset by wage increases of 5.6% as of October 2012 and 1.0% as of May 2013;

(iv) the 7.2% upturn in “private pension and healthcare plans”, which reflects the accrual of amounts related to the private pension and healthcare plans, calculated in accordance with CVM Resolution 695/2012;

(v) the 4.6% increase in “material and supplies”, mainly reflecting higher fuel expenses and purchases of material for the power system;

(vi) the “materials and supplies for electricity production” line includes expenses with the acquisition of coal for the Figueira Thermal Power Plant;

(vii) the 20.8% upturn in “natural gas and supplies for the gas business", as a result of the higher prices for the natural gas acquired by Compagas to supply third parties, adjusted mainly due to the recent depreciation of the real, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) the 1.8% decline in “third-party services”, chiefly due to lower expenses with maintenance of the electrical system;

(ix) “provisions and reversals” of R$ 132.1 million in the period, 45.5% up on the same period of 2012, mostly from provisions for litigation related to (a) labor, (b) employee benefit and (c) civil claims;

(x) the 93.1% increase in “construction costs”, as a result of investments in distribution and transmission business in the period; and

(xi) the 33.8% upturn in “other operating costs and expenses”, chiefly due to (a) increased costs with financial compensation, due to higher hydro power generation in the period and (b) higher losses from the deactivation and sale of assets.

* Values subject to rounding adjustments.

R$ '000
Operating Costs and Expenses	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var.% (1/3)	1H13 (4)	1H12 (5)	Var.% (4/5)
Electricity purchased for resale	674,478	841,702	711,873	(5.3)	1,516,180	1,315,422	15.3
Use of main distribution and transmission grid	27,098	152,077	193,183	(86.0)	179,175	365,500	(51.0)
Personnel and management	245,473	241,499	287,272	(14.6)	486,972	514,458	(5.3)
Pension and healthcare plans	43,564	42,134	40,101	8.6	85,698	79,932	7.2
Materials and supplies	17,517	17,880	18,576	(5.7)	35,397	33,839	4.6
Materials and supplies for power eletricity	10,220	4,261	5,628	81.6	14,481	10,698	35.4
Natural gas and supplies for the gas business	78,160	62,311	66,493	17.5	140,471	116,294	20.8
Third-party services	107,689	91,387	108,248	(0.5)	199,076	202,760	(1.8)
Depreciation and amortization	145,571	146,841	135,210	7.7	292,412	276,354	5.8
Provisions and reversals	112,583	19,536	23,071	388.0	132,119	90,816	45.5
Construction cost	269,278	194,798	137,005	96.5	464,076	240,327	93.1
Other cost and expenses	88,531	67,525	56,318	57.2	156,056	116,610	33.8
TOTAL	1,820,162	1,881,951	1,782,978	2.1	3,702,113	3,363,010	10.1

2.3 Equity in the Results of Investees

Equity in the results of investees reflects gains and losses from investments in Copel’s investees. In 1H13, equity in the results of investees totaled R$ 32.0 million, comprising gains of R$ 25.7 million from Dominó Holdings (Sanepar), R$ 3.9 million from Dona Francisca Energética, R$ 4.7 million from Foz do Chopim Energética, and a R$ 5.6 million loss from Sercomtel Telecom, due to losses recorded by the company in the period.

2.4 EBITDA

In 1H13, EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) totaled R$ 1,103.8 million, an increase of 10.4% on the R$ 999.4 million recorded in 1H12.

2.5 Financial Results

Financial revenues increased by 0.6%, totaling R$ 301.0 million in 1H13, chiefly due to the monetary restatement of indemnifications related to the extension of transmission concessions (restatement by the IPCA consumer price index plus the regulatory WACC of 5.59% p.a.).

Financial expenses totaled R$ 152.0 million in 1H13, 52.9% lower year on year, chiefly due to the non-recurring recognition of the remeasurement of the fair value of Copel Distribuição’s financial assets in the first half of 2012.

The 1H13 financial result was a positive R$ 149.0 million versus a negative R$ 23.5 million in 1H12.

2.6 Consolidated Net Income

In the first half of 2013, Copel recorded net income of R$ 650.3 million, 28.8% up on the same period of 2012 (R$ 504.7 million).

3. Balance Sheet and Investment Program

The main lines and variations are described below. Please refer to the notes in our Quarterly Information (ITRs) for additional information.

* Values subject to rounding adjustments.

3.1 Assets

On June 30, 2013, Copel’s assets totaled R$ 21,843.0 million, 3.0% up on December 31, 2012. The main variations in current assets were:

- the 7.6% increase in “cash and cash equivalents”, chiefly due to the receipt of CDE funds, related to (i) the offsetting of costs with energy and charges and (ii) the anticipation of the amounts authorized by Aneel to cover tariff discounts from May to November 2013, pursuant to order 1711, of May 29, 2013;

- the 24.7% decline in “financial investments”, chiefly due advances for future capital increase in new transmission projects in the pre-operational stage;

- the 14.3% reduction in “customers”, chiefly due to the decline in accounts receivable related to (i) Copel Distribuição’s captive market, (ii) CCEAR agreements and (iii) charges for the use of the main transmission grid; and

- the 190.4% increase in "other current receivables”, referring mainly to the provision of receivables related to the transfer of CDE funds.

The main variations in non-current assets were:

- the 15.3% upturn in “marketable securities” due to the reallocation of funds from current assets to optimize the Company’s cash management;

- the 10.2% increase in “accounts receivable related to the concession”, equivalent to R$ 270.9 million, chiefly due to the capitalization of intangible assets in progress (investments) and the monetary restatement (IGP-M) of the assets related to the distribution and transmission concessions; and

- the 24.5% decline in “accounts receivable related to the extension of the concession”, as a result of the transfer of R$ 176.1 million to current assets related to the extension of the transmission concession.

3.1.1 Cash, Cash Equivalents and Financial Investments

On June 30, 2013, the cash, cash equivalents and financial investments of Copel’s wholly owned subsidiaries and controlled companies totaled R$ 2,196.8 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of 101.7% of the Interbank Deposit Certificate (CDI rate) variation in the period.

3.1.2 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,371.2 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

* Values subject to rounding adjustments.

3.1.3 Accounts Receivable Related to the Extension of the Concession

Following Copel’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced, in addition to the new APR, the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$ 893.9 million (considering only the assets that began operating after May 2000). With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000; however, the indemnification amount has not yet been set. Management assessed these assets using the new replacement value methodology and expects to receive R$ 160.2 million. On June 30, the amount recorded in this account was R$ 893.9 million, R$ 180.0 million lower than in December 2012, due to amortizations and monetary restatement in the period.

3.2 Liabilities and Shareholders’ Equity

The main variations in current liabilities were:

- the 95.4% increase in “loans, financing and debentures”, chiefly due to transfers received from the long term and charges related to the period;

- the 12.2% decline in “payroll, social charges and accruals”, mainly due to lower taxes and social contributions provisioned in the period;

- the 75.1% increase in “income tax and social contribution”, fueled by higher period income; and

- the 162.4% increase in “other accounts payable”, chiefly due to the recording of the balance payable related to the amount authorized by Aneel to cover tariff discounts, received in advance, pursuant to Aneel order 1,711, of May 29, 2013.

The main variations in non-current liabilities were:

- the 8.7% decrease in “loans, financing and debentures”, due to the transfer of the balance to the short-term;

- the 8.2% upturn in “provisions for legal claims”, chiefly due to increased provisions for litigation related to (i) employee benefit and (ii) civil claims.

3.2.1 Debt

Copel’s consolidated debt totaled R$ 3,262.7 million on June 30, 2013, representing 25.2% of the consolidated shareholders’ equity, which closed June 30, 2013 at R$ 12,942.0 million, equivalent to R$ 47.29 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

* Values subject to rounding adjustments.

R$'000
			Short-term	Long-term	Total
	Foreign Currency	National Treasury	3,553	59,265	62,818
		Eletrobras	7	3	10
		Total	3,560	59,268	62,828
	Domestic Currency	Eletrobras - COPEL	54,314	154,639	208,953
		FINEP	4,083	36,638	40,721
		BNDES/ Banco do Brasil S/A - Mauá	26,831	346,684	373,515
		Banco do Brasil S/A and other	433,275	1,131,814	1,565,089
		Debentures	13,407	998,185	1,011,592
		Total	531,910	2,667,960	3,199,870
TOTAL			535,470	2,727,228	3,262,698

Loan, financing and debenture maturities are presented below:

R$'000
	Short-Term Jul/13 - Jun/14	Jul/14 - Dec/14	2015	Long-Term 2016	2017	After 2017
Domestic Currency	531,910	455,649	601,842	758,568	544,993	306,908
Foreign Currency	3,560	4	-	-	-	59,264
TOTAL	535,470	455,653	601,842	758,568	544,993	366,172

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

3.2.2 Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
	Elejor	Mauá	Colíder	Total
Current liabilities	47,593	906	-	48,499
Noncurrent liabilities	377,159	12,449	16,253	405,861

* Values subject to rounding adjustments.

3.2.3 Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains provisions for legal claims for those cases assessed as probable losses.

The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Jun/13 (1)	Dec/12 (2)	Jun/12 (3)	Var % (1 / 2)
Tax	297,856	294,576	303,105	1.1
Labor suits	181,087	154,990	129,563	16.8
Employees and Benefits	123,561	78,670	76,003	57.1
Civil	596,315	576,354	536,125	3.5
Suppliers	67,006	68,630	89,256	(2.4)
Civil and administrative claims	180,433	176,811	133,938	2.0
Easements	7,012	5,964	5,643	17.6
Condemnations and property	333,841	317,472	297,372	5.2
Customers	8,023	7,477	9,916	7.3
Environmental claims	193	193	130	-
Regulatory	50,952	50,925	48,321	0.1
TOTAL	1,249,964	1,155,708	1,093,247	8.2

Possible Losses

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 1H13, totaled R$ 2,721.7 million, 15.5% up on December 2012, distributed in lawsuits of the following natures: tax - R$ 1,342.4 million; civil - R$ 892.0 million; labor - R$ 299.2 million; employee benefits - R$ 167.3 million; and regulatory - R$ 20.8 million.

3.3 Investment Program

Copel’s investments in the first half of 2013 and the maximum investment forecast for 2013 are presented below:

R$ million
	Carried out 2Q13	Carried out 1Q13	Carried out 1H13	Scheduled 2013
Generation and Transmission*	166.1	80.9	247.0	866.5
HPP Colider	70.1	51.5	121.6	449.0
SHP Cavernoso II	11.6	7.7	19.3	8.3
TL Araraquara/ Taubaté	6.4	1.2	7.6	132.8
SE Cerquilho	13.1	0.6	13.7	37.8
Other	64.9	19.9	84.8	238.6
Distribution	250.1	176.8	426.9	986.4
Telecommunications	14.4	12.7	27.1	69.9
TOTAL	430.6	270.4	701.0	1,922.8
* Includes project won by Copel at Auction 007/2012 (lot B), held by Aneel on 12/19/2012, after the approval of the budget by the 139th Ordinary Board of Directors Meeting.

Copel’s investments in new businesses (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia and Paranaíba Transmissora) totaled R$ 237.1 million in 1H13. Total investments for 2013 are estimated at R$ 647.4 million.

* Values subject to rounding adjustments.

4. Shareholding Structure

On June 30, 2013, paid-up capital stock totaled R$6,910.0 million. The classes of shares (with no par value) and main shareholders are presented below:

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	23.9
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.9	100,905	78.7	120,655	44.1
BM&FBovespa	19,518	13.4	129	33.9	60,407	47.1	80,055	29.3
NYSE	103	0.1	-	-	40,439	31.6	40,542	14.8
LATIBEX	-	-	-	-	59	-	58	-
Other	551	0.4	252	66.1	42	-	845	0.3
TOTAL	145,031	100.0	381	100.0	128,243	100.0	273,655	100.0

* Values subject to rounding adjustments.

5. Consolidated Financial Statements

5.1 Assets

R$'000
Assets	Jun/13 (1)	Dec/12 (2)	Jun/12 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	4,884,296	4,681,692	3,381,257	4.3	44.5
Cash and cash equivalents	1,570,383	1,459,217	653,812	7.6	140.2
Bonds and securities	478,267	635,501	444,906	(24.7)	7.5
Collaterals and escrow accounts	32,495	36,808	13,448	(11.7)
Customers	1,276,733	1,489,173	1,490,924	(14.3)	(14.4)
Dividends receivable	8,174	18,064	-	(54.7)	-
CRC transferred to the State Government of Paraná	79,151	75,930	69,258	4.2	14.3
Account receivable related to concession	4,257	5,319	98,996	(20.0)	(95.7)
Accounts receivable related to the concession extension	352,161	356,085	-	(1.1)
Other current receivables	682,247	234,951	198,070	190.4	244.4
Inventories	135,145	124,809	113,380	8.3	19.2
Income tax and social contribution	179,674	191,544	216,161	(6.2)	(16.9)
Other current recoverable taxes	65,663	49,490	69,349	32.7	(5.3)
Prepaid expenses	19,946	4,801	12,953	315.5	54.0
NON-CURRENT	16,958,697	16,527,211	15,911,570	2.6	6.6
Long Term Assets	6,432,617	6,297,317	6,071,122	2.1	6.0
Bonds and securities	148,127	128,515	94,458	15.3	56.8
Collaterals and escrow accounts	44,023	43,246	72,615	1.8
Customers	34,858	26,171	35,069	33.2	(0.6)
CRC transferred to the State Government of Paraná	1,291,995	1,308,354	1,290,803	(1.3)	0.1
Judicial deposits	587,971	574,371	551,731	2.4	6.6
Account receivable related to concession	2,916,740	2,645,826	3,325,287	10.2	(12.3)
Accounts receivable related to the concession extension	541,725	717,805	-	(24.5)
Other non-current receivables	22,784	22,728	21,822	0.2	4.4
Income tax and social contribution	6,761	19,995	19,576	(66.2)	(65.5)
Other non-current recoverable taxes	119,394	120,189	76,066	(0.7)	57.0
Deferred income tax and social contribution	717,531	681,285	571,076	5.3	25.6
Prepaid expenses	708	8,832	12,619	(92.0)	(94)
Investments	814,555	568,989	601,887	43.2	35.3
Property, plant and equipment, net	7,845,292	7,871,753	7,480,397	(0.3)	4.9
Intangible assets	1,866,233	1,789,152	1,758,164	4.3	6.1
TOTAL	21,842,993	21,208,903	19,292,827	3.0	13.2

* Values subject to rounding adjustments.

5.2 Liabilities

R$'000
Liabilities	Jun/13 (1)	Dec/12 (2)	Jun/12 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	3,120,206	2,833,444	1,889,359	10.1	65.1
Payroll, s ocia l cha rges and a ccrua ls	337,136	384,008	212,612	(12.2)	58.6
Suppliers	1,169,123	1,131,782	768,234	3.3	52.2
Income ta x a nd s ocia l contribution pa yable	297,983	170,189	140,932	75.1	111.4
O ther ta xes due	184,546	288,480	227,199	(36.0)	(18.8)
Loans , fina ncing a nd debentures	535,470	274,009	105,944	95.4	405.4
Minimum compuls ory dividend pa yable	84,642	204,780	76,185	(58.7)	11.1
Pos t employment benefits	26,348	25,819	22,180	2.0	18.8
Cus tomer cha rges due	53,825	56,498	62,743	(4.7)	(14.2)
Resea rch a nd development and energy efficiency	146,988	159,599	124,450	(7.9)	18.1
Accounts Paya ble rela ted to conces sion - Us e of Public Property	48,499	48,477	45,261	-	7.2
O ther accounts pa ya ble	235,646	89,803	103,619	162.4	127.4
NON-CURRENT	5,780,765	6,013,569	4,910,935	(3.9)	17.7
Suppliers	72,616	100,908	84,799	(28.0)	(14.4)
Deferred income ta x a nd s ocia l contribution	495,208	590,536	650,839	(16.1)	(23.9)
Loans , fina ncing a nd debentures	2,727,228	2,987,546	2,127,413	(8.7)	28.2
Pos t employment benefits	696,130	675,230	443,859	3.1	56.8
Resea rch a nd development and energy efficiency	133,758	104,561	124,746	27.9	7.2
Accounts Paya ble rela ted to conces sion - Us e of Public Property	405,861	399,080	386,032	1.7	5.1
Ta x, s ocia l s ecurity, la bor a nd civil provis ions	1,249,964	1,155,708	1,093,247	8.2	14.3
EQUITY	12,942,022	12,361,890	12,492,533	4.7	3.6
Attributed to controlling shareholders	12,659,706	12,097,384	12,236,673	4.6	3.5
Share ca pita l	6,910,000	6,910,000	6,910,000	-	-
Equity va lua tion a djus tments	1,159,488	1,214,394	1,407,243	(4.5)	(17.6)
Lega l res erves	571,221	571,221	536,187	-	6.5
Reta ined earnings	3,337,295	3,337,295	2,838,551	-	17.6
Additiona l propos ed dividends	-	64,474	-	-	0.0
Accrued ea rnings	681,702	-	544,692	-	25.15
Attributable to non-controlling interest	282,316	264,506	255,860	6.7	10.3
TOTAL	21,842,993	21,208,903	19,292,827	3.0	13.2

* Values subject to rounding adjustments.

5.3 Income Statement

R$'000
Income Statement	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var.% (1/3)	1H13 (4)	1H12 (5)	var % (4/5)
OPERATING REVENUES	2,101,132	2,380,410	2,026,923	3.7	4,481,542	4,051,561	10.6
Electricity sales to final customers	785,579	771,195	609,906	28.80	1,556,774	1,218,088	27.8
Electricity sales to distributors	344,925	724,767	428,377	(19.48)	1,069,692	849,408	25.9
Use of the main distribution and transmission grid	464,403	513,000	685,898	(32.29)	977,403	1,434,976	(31.9)
Construction revenue	278,494	181,191	136,522	103.99	459,685	241,716	90.2
Revenues from telecommunications	33,590	32,702	30,543	10.0	66,292	61,388	8.0
Distribution of piped gas	96,407	79,221	83,328	15.7	175,628	153,161	14.7
Other operating revenues	97,734	78,334	52,349	86.7	176,068	92,824	89.7
Operating costs and expenses	(1,820,162)	(1,881,951)	(1,782,978)	2.1	(3,702,113)	(3,363,010)	10.1
Electricity purchased for resale	(674,478)	(841,702)	(711,873)	(5.3)	(1,516,180)	(1,315,422)	15.3
Use of main distribution and transmission grid	(27,098)	(152,077)	(193,183)	(86.0)	(179,175)	(365,500)	(51.0)
Personnel and management	(245,473)	(241,499)	(287,272)	(14.6)	(486,972)	(514,458)	(5.3)
Pension and healthcare plans	(43,564)	(42,134)	(40,101)	8.6	(85,698)	(79,932)	7.2
Materials and supplies	(17,517)	(17,880)	(18,576)	(5.7)	(35,397)	(33,839)	4.6
Materials and supplies for power eletricity	(10,220)	(4,261)	(5,628)	81.6	(14,481)	(10,698)	35.4
Natural gas and supplies for the gas business	(78,160)	(62,311)	(66,493)	17.5	(140,471)	(116,294)	20.8
Third-party services	(107,689)	(91,387)	(108,248)	(0.5)	(199,076)	(202,760)	(1.8)
Depreciation and amortization	(145,571)	(146,841)	(135,210)	7.7	(292,412)	(276,354)	5.8
Provisions and reversals	(112,583)	(19,536)	(23,071)	388.0	(132,119)	(90,816)	45.5
Construction cost	(269,278)	(194,798)	(137,005)	96.5	(464,076)	(240,327)	93.1
Other cost and expenses	(88,531)	(67,525)	(56,318)	57.2	(156,056)	(116,610)	33.8
EQUITY IN EARNINGS OF SUBSIDIARIES	12,362	19,608	18,149	(31.9)	31,970	34,510	(7.4)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	293,332	518,067	262,094	11.9	811,399	723,061	12.2
FINANCIAL RESULTS	75,057	73,899	(38,793)	293.5	148,956	(23,517)	733.4
Financial income	154,922	146,033	170,748	(9.3)	300,955	299,036	0.6
Financial expenses	(79,865)	(72,134)	(209,541)	(61.9)	(151,999)	(322,553)	(52.9)
OPERATIONAL EXPENSES/ INCOME	368,389	591,966	223,301	65.0	960,355	699,544	37.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(116,774)	(193,310)	(38,360)	204.4	(310,084)	(194,858)	59.1
Income tax and social contribution on profit	(176,073)	(262,667)	(106,142)	65.9	(438,740)	(299,472)	46.5
Deferred income tax and social contribution on profit	59,299	69,357	67,782	(12.5)	128,656	104,614	23.0
NET INCOME (LOSS)	251,615	398,656	184,941	36.1	650,271	504,686	28.8
Attributed to controlling shareholders	240,589	391,872	177,535	35.5	632,461	491,660	28.6
Attributed to non-controlling interest	11,026	6,784	7,406	48.9	17,810	13,026	36.7
EBITDA	438,903	664,908	397,304	10.5	1,103,811	999,415	10.4

* Values subject to rounding adjustments.

5.4 Cash Flow

R$'000
Consolidated Cash Flow	1H13	1H12
Cash flow from operating activities
Net income for the period	650,271	504,686
Adjustments to reconcile net income with the cash provided by operating activities	855,432	681,079
Depreciation	177,142	169,423
Amortization of intangible assets - concession	111,575	105,987
Amortization of intangible assets - other	3,695	944
Unrealized monetary and exchange variations, net	8,612	(85)
Accounts receivable tied to the concession fair value´s update	-	194,985
Remuneration of accounts receivable related to the concession	(13,202)	(173,311)
Equity in earnings of subsidiaries	(31,970)	(34,510)
Income Tax and Social Contribution	438,740	299,472
Deferred Income Tax and Social Contribution	(128,656)	(104,614)
Provision for doubtful accounts	22,147	(12,284)
Provision for tax credit losses	(231)	(3,729)
Provision (reversal) for legal claims	112,558	106,829
Provisions for post employment benefits	94,188	85,694
Provision for research and development and energy efficiency	39,839	36,696
Write off of intangible assets related to concession - goodwill	8,726	3,776
Write off of property, plant, and equipment	1,281	3,018
Write off of intangible assets	10,988	2,788
Decrese (increase) in assets	78,132	(104,430)
Increase (reduction) of liabilities	(620,066)	(648,977)
Net cash generated by operating activities	963,769	432,358
Cash flow from investing activities
Bonds and securities	132,177	54,770
Additions in investments	(237,391)	(24,646)
Additions to property, plant, and equipment	(128,703)	(442,193)
Additions to intangible assets related to the concessions	(464,865)	(358,110)
Additions to other intangible assets	(2,878)	(2,451)
Customer contributions	52,015	37,007
Net cash generated (used) by investing activities	(649,645)	(735,623)
Cash flow from financing activities
Loans and financing obtained	12,249	55,915
Amortization of principal amounts of loans and financing	(30,595)	(17,034)
Dividends and interest on own capital paid	(184,612)	(130,250)
Net cash used by financing activities	(202,958)	(91,369)
Increase (decrease) in cash and cash equivalents	111,166	(394,634)
Cash and cash equivalents at the beginning of the year	1,459,217	1,048,446
Cash and cash equivalents at the end of the year	1,570,383	653,812
Variation in cash and cash equivalents	111,166	(394,634)

* Values subject to rounding adjustments.

6. Financial Statements – Wholly Owned Subsidiaries

6.1 Assets
R$'000
Assets	GeT	DIS	TEL
CURRENT	1,522,846	2,724,868	86,422
Cash and cash equivalents	548,477	873,257	33,006
Bonds and s ecurities	123,878	122,622	-
Collaterals and escrow accounts	-	31,463	-
Customers	275,796	953,228	30,802
Dividends receivable	20	-	-
CRC transferred to the State Government of Paraná	-	79,151	-
Account receivable related to conces sion	4,257	-	-
Accounts receivable related to the concess ion extens ion	352,161	-	-
Other current receivables	167,644	483,309	2,953
Inventories	30,970	93,746	9,520
Income tax and s ocial contribution	6,287	31,701	6,986
Other current recoverable taxes	12,491	42,629	3,077
Prepaid expens es	865	13,762	78
NON-CURRENT	8,371,440	6,337,525	370,932
Long Term Assets	1,026,069	4,953,095	22,298
Bonds and securities	95,818	52,309	-
Collaterals and es crow accounts	-	44,023	-
Customers	6,641	28,209	8
CRC trans ferred to the State Government of Paraná	-	1,291,995	-
Judicial deposits	24,714	289,087	1,568
Account receivable related to conces sion	302,539	2,614,201	-
Accounts receivable related to the conces sion extens ion	541,725	-	-
Other receivables	3,260	5,913	-
Other current recoverable taxes	51,372	60,291	7,731
Deferred income tax and s ocial contribution	-	567,067	12,991
Investments	685,700	4,012	-
Property, Plant and Equipment, net	6,617,030	-	331,855
Intangible Assets	42,641	1,380,418	16,779
TOTAL	9,894,286	9,062,393	457,354
GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

* Values subject to rounding adjustments.

6.2 Liabilities
R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1,379,008	2,929,968	48,244
Social charges and accruals	95,686	212,418	23,341
Associated companies and parent company	-	887,301	-
Suppliers	297,420	837,504	7,098
Income Tax and Social Contribution payable	255,886	36,759	2,187
Other taxes	21,912	152,736	3,964
Loans and financing and debentures	65,102	183,337	2,386
Minimum compulsary dividend payable	551,489	253,863	7,982
Post employment benefits	7,074	18,356	918
Customer charges due	42,751	11,074	-
Research and development and energy efficiency	14,359	130,313	-
Payables related to concession - Use of Public Property	906	-	-
Other accounts payable	26,423	206,307	368
NON-CURRENT	1,795,373	2,598,818	57,830
Suppliers	75,249	-	-
Deferred income tax and social contribution	492,593	-	-
Loans, and financing and debentures	413,741	1,620,084	35,792
Post-employment benefits	215,954	457,635	19,734
Research and development and energy efficiency	50,715	83,043	-
Payables related to the concession - Use of Public Property	28,702	-	-
Tax,social security, labor and civil provisions	518,419	438,056	2,304
EQUITY	6,719,905	3,533,607	351,280
Attributed to controlling shareholders
Capital	3,505,994	2,624,841	240,398
Equity valuation adjustments	1,238,449	67,165	1,139
Legal Reserves	247,134	135,294	6,706
Retained earnigs	1,123,315	840,155	79,902
Accrued earnings (losses)	605,013	482	23,135
TOTAL	9,894,286	9,062,393	457,354
GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

* Values subject to rounding adjustments.

6.3 Income Statement – Copel Geração e Transmissão

R$'000
Income Statement	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var.% (1/3)	1H13 (4)	1H12 (5)	var % (4/5)
OPERATING REVENUES	555,551	868,331	569,365	(2.4)	1,423,882	1,098,973	29.6
Electricity sales to final customers	122,030	103,089	32,262	278.3	225,119	60,962	269.3
Electricity sales to distributors	343,074	726,726	407,860	(15.9)	1,069,800	797,827	34.1
Use of the main distribution and transmission grid	37,486	35,487	110,016	(65.9)	72,973	199,137	(63.4)
Construction revenue	38,964	(4,515)	9,600	305.9	34,449	22,059	56.2
Other operating revenues	13,997	7,544	9,627	45.4	21,541	18,988	13.4
Operating costs and expenses	(386,194)	(303,222)	(279,531)	38.2	(689,416)	(568,560)	21.3
Electricity purchased for resale	(33,168)	(29,905)	(27,267)	21.6	(63,073)	(52,966)	19.1
Use of main distribution and transmission grid	(48,893)	(50,860)	(52,112)	(6.2)	(99,753)	(104,062)	(4.1)
Personnel and management	(64,890)	(55,585)	(72,470)	(10.5)	(120,475)	(124,712)	(3.4)
Pension and healthcare plans	(12,347)	(10,696)	(10,228)	20.7	(23,043)	(20,070)	14.8
Materials and supplies	(3,219)	(3,096)	(5,034)	(36.1)	(6,315)	(8,652)	(27.0)
Materials and supplies for power eletricity	(9,341)	(3,279)	(4,885)	91.2	(12,620)	(9,437)	33.7
Third-party services	(24,917)	(20,883)	(25,209)	(1.2)	(45,800)	(44,059)	4.0
Depreciation and amortization	(69,924)	(70,793)	(64,813)	7.9	(140,717)	(129,976)	8.3
Provisions and reversals	(39,109)	(13,156)	18,778	(308.3)	(52,265)	7,523	-
Construction cost	(29,748)	(9,092)	(10,083)	195.0	(38,840)	(20,670)	87.9
Other cost and expenses	(50,638)	(35,877)	(26,209)	93.2	(86,515)	(61,479)	40.7
EQUITY IN EARNINGS OF SUBSIDIARIES	16,401	10,622	6,467	153.6	27,023	6,467	317.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	185,758	575,731	296,301	(37.3)	761,489	536,880	41.8
FINANCIAL RESULTS	28,674	33,588	5,148	(457.0)	62,262	14,211	338.1
OPERATIONAL EXPENSES/ INCOME	214,432	609,319	301,449	(28.9)	823,751	551,091	49.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(65,206)	(202,773)	(99,853)	(34.7)	(267,979)	(184,099)	45.6
Income tax and social contribution on profit	(113,107)	(248,202)	(91,242)	24.0	(361,309)	(182,928)	97.5
Deferred income tax and social contribution on profit	47,901	45,429	(8,611)	(656.3)	93,330	(1,171)	-
NET INCOME (LOSS)	149,226	406,546	201,596	(26.0)	555,772	366,992	51.4
EBITDA	255,682	646,524	361,113	(29.2)	902,206	666,856	35.3

* Values subject to rounding adjustments.

6.4 Income Statement – Copel Distribuição
R$'000
Income Statement	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var.% (1/3)	1H13 (4)	1H12 (5)	var % (4/5)
OPERATING REVENUES	1,396,890	1,399,537	1,358,914	2.8	2,796,427	2,785,612	0.4
Electricity sales to final customers	664,226	668,767	578,345	14.8	1,332,993	1,158,533	15.1
Electricity sales to distributors	24,149	24,453	37,991	(36.4)	48,602	93,154	(47.8)
Use of the main distribution and transmission grid	444,158	496,356	602,941	(26.3)	940,514	1,288,057	(27.0)
Construction revenue	226,489	176,082	122,915	84.3	402,571	211,202	90.6
Other operating revenues	37,868	33,879	16,722	126.5	71,747	34,666	107.0
Operating costs and expenses	(1,349,861)	(1,551,005)	(1,453,057)	(7.1)	(2,900,866)	(2,722,964)	6.5
Electricity purchased for resale	(717,614)	(877,740)	(758,388)	(5.4)	(1,595,354)	(1,409,526)	13.2
Use of main distribution and transmission grid	10,910	(114,310)	(161,877)	-	(103,400)	(300,604)	(65.6)
Personnel and management	(157,429)	(166,174)	(189,149)	(16.8)	(323,603)	(344,837)	(6.2)
Pension and healthcare plans	(28,988)	(28,993)	(27,431)	5.7	(57,981)	(55,028)	5.4
Materials and supplies	(13,247)	(14,013)	(12,737)	4.0	(27,260)	(23,201)	17.5
Third-party services	(78,092)	(72,156)	(83,444)	(6.4)	(150,248)	(159,313)	(5.7)
Depreciation and amortization	(49,950)	(50,078)	(44,520)	12.2	(100,028)	(94,900)	5.4
Provisions and reversals	(63,560)	(29,299)	(32,337)	96.6	(92,859)	(83,900)	10.7
Construction cost	(226,489)	(176,082)	(122,915)	84.3	(402,571)	(211,202)	90.6
Other cost and expenses	(25,402)	(22,160)	(20,259)	25.4	(47,562)	(40,453)	17.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	47,029	(151,468)	(94,143)	-	(104,439)	62,648	-
FINANCIAL RESULTS	56,292	50,945	(25,443)	(321.2)	107,237	(7,896)	-
OPERATIONAL EXPENSES/ INCOME	103,321	(100,523)	(119,586)	(186.4)	2,798	54,752	(94.9)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(35,152)	32,836	43,230	(181.3)	(2,316)	(16,435)	(85.9)
Income tax and social contribution on profit	(45,338)	-	539	-	(45,338)	(82,016)	(44.7)
Deferred income tax and social contribution on profit	10,186	32,836	42,691	(76.1)	43,022	65,581	(34.4)
NET INCOME (LOSS)	68,169	(67,687)	(76,356)	(189.3)	482	38,317	(98.7)
EBITDA	96,979	(101,390)	(49,623)	-	(4,411)	157,548	-

6.5 Income Statement – Copel Telecom
R$'000
Income Statement	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var.% (1/3)	1H13 (4)	1H12 (5)	var % (4/5)
OPERATING REVENUES	46,340	45,219	42,333	9.5	91,559	84,010	9.0
Revenues from telecommunications	44,630	43,537	40,839	9.3	88,167	81,374	8.3
Other operating revenues	1,710	1,682	1,494	14.5	3,392	2,636	28.7
Operating costs and expenses	(29,973)	(28,109)	(33,505)	(10.5)	(58,082)	(62,140)	(6.5)
Personnel and management	(13,638)	(11,618)	(17,359)	(21.4)	(25,256)	(30,199)	(16.4)
Pension and healthcare plans	(1,606)	(1,932)	(1,998)	(19.6)	(3,538)	(3,954)	(10.5)
Materials and supplies	(381)	(380)	(102)	273.5	(761)	(961)	(20.8)
Third-party services	(4,222)	(4,229)	(4,228)	(0.1)	(8,451)	(8,476)	(0.3)
Depreciation and amortization	(6,852)	(7,299)	(6,515)	5.2	(14,151)	(13,170)	7.4
Provisions and reversals	(1,259)	(311)	(248)	407.7	(1,570)	(524)	199.6
Other cost and expenses	(2,015)	(2,340)	(3,055)	(34.0)	(4,355)	(4,856)	(10.3)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	16,367	17,110	8,828	85.4	33,477	21,870	53.1
FINANCIAL RESULTS	1,029	485	1,157	11.1	1,514	1,683	10.0
OPERATIONAL EXPENSES/ INCOME	17,396	17,595	9,985	74.2	34,991	23,553	48.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(5,890)	(5,966)	(2,770)	112.6	(11,856)	(7,520)	57.7
Income tax and social contribution on profit	(6,082)	(5,867)	(2,256)	169.6	(11,949)	(7,640)	56.4
Deferred income tax and social contribution on profit	192	(99)	(514)	-	93	120	(22.5)
NET INCOME (LOSS)	11,506	11,629	7,215	59.5	23,135	16,033	44.3
EBITDA	23,219	24,409	15,343	51.3	47,628	35,040	35.9

* Values subject to rounding adjustments.

7. Power Market

Copel’s electricity sales to final customers, composed by Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 9.3% between January and June. The captive market consumed 11,379 GWh, 2.0% down, while Copel Geração e Transmissão’s free market sales grew by 212.7%, reaching 2,025 GWh in the same period.

	Energy Sold (GWh)
	2Q13	2Q12%		1H13	2H12%
Captive Market - Copel Distribuição	5,603	5,705	(1.8)	11,379	11,617	(2.0)
Free Customers - Copel GeT	1,016	329	209.0	2,025	648	212.5
Energy Supply	6,619	6,034	9.7	13,404	12,265	9.3

7.1 Captive Market

The residential segment consumed 3,396 GWh, 4.6% up, chiefly due to the 3.7% increase in the number of residential customers, and the 1.0% upturn in average consumption, due to the higher income and the maintenance of high employment levels in the period. At the end of June, this segment accounted for 29.8% of Copel’s captive market, totaling 3,250,753 residential customers.

The industrial segment consumed 3,242 GWh, 12.3% down, chiefly due to the migration of large industrial customers to the free market. At the end of the period, this segment represented 28.5% of Copel’s captive market, with the company supplying power to 90,472 industrial customers.

The commercial segment consumed 2,551 GWh, 0.8% up. At the end of June, this segment represented 22.4% of Copel’s captive market, with the company supplying power to 332,585 customers.

The rural segment consumed 1,072 GWh, growing by 2.2%, mainly due to the strong performance of agribusiness in the State of Paraná in the first half of 2013. At the end of June, this segment represented 9.4% of Copel’s captive market, with the company supplying power to 367,741 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,118 GWh, 2.3% up in the period. These segments jointly account for 9.9% of Copel’s captive market, totaling 55,019 customers at the end of the period.

The following table shows captive market trends by consumption segment:

GWh
Segment	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (4/5)
Residential	1,670	1,726	1,594	4.8	3,396	3,247	4.6
Industrial	1,640	1,602	1,860	(11.8)	3,242	3,696	(12.3)
Commercial	1,227	1,324	1,208	1.6	2,551	2,532	0.8
Rural	500	572	496	0.8	1,072	1,049	2.2
Other	566	552	547	3.3	1,118	1,093	2.3
Captive Segment Total	5,603	5,776	5,705	(1.8)	11,379	11,617	(2.0)

* Values subject to rounding adjustments.

7.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 3.3%, as shown in the following table:

GWh
	2Q13 (1)	1Q13 (2)	2Q12 (3)	Var. % (1/3)	1H13 (4)	1H12 (5)	Var. % (3/4)
Captive Market	5,603	5,776	5,705	(1.8)	11,379	11,617	(2.0)
Concession and permission holders	169	157	160	5.0	326	310	5.0
Free Customers (*)	1,137	946	767	48.2	2,084	1,420	46.8
Grid Market	6,909	6,879	6,632	4.2	13,789	13,347	3.3
* Total free customers supplied by COPEL GeT and other suppliers w ithin COPEL DIS’ concession area.

7.3 Energy Flow

Copel Consolidated

GWh
	1H13	1H12	Var.%
Own Generation	10,172	8,326	22.2
Purchased energy	15,347	15,841	(3.1)
Itaipu	2,569	2,609	(1.5)
Auction – CCEAR	8,700	9,462	(8.1)
Itiquira	451	454	(0.7)
Dona Francisca	303	305	(0.7)
CCEE (MCP)	875	534	63.9
MRE	1,587	1,593	(0.4)
Proinfa	274	292	(6.2)
Elejor	588	592	(0.7)
Total Available Power	25,519	24,167	5.6
Captive Market	11,379	11,617	(2.0)
Concessionaires*	280	310	(9.7)
Free Customers	2,025	648	212.5
Bilateral Agreements	2,602	548	375.0
Auction – CCEAR	3,646	7,461	(51.1)
CCEE (MCP)	1,853	65	-
MRE	1,989	1,705	16.7
Losses and Differences	1,745	1,813	(3.8)
Basic network losses	511	525	(2.7)
Distribution losses	1,117	1,156	(3.4)
CG contract allocation	117	132	(11.4)
* Not including the 46 GWh consumed by the Concessionaire CFLO in February and March, for it was not supplied by Copel Distribuição.
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference betw een billed and energy received from CG)

* Values subject to rounding adjustments.

Copel Geração e Transmissão

GWh
	1H13	1H12	Var. %
Own Generation	10,172	8,326	22.2
CCEE (MCP)	256	384	(33.3)
MRE	1,587	1,593	(0.4)
Dona Francisca	303	305	(0.7)
Total Available Power	12,318	10,608	16.1
Bilateral Agreements	2,602	548	375.0
CCEAR – COPEL Distribuição	433	662	(34.6)
CCEAR – Other	3,213	6,799	(52.7)
Free Customers	2,025	648	212.5
CCEE (MCP)	1,809	45	-
MRE	1,989	1,705	16.7
Losses and differences	247	201	22.9
Values subject to rounding adjustments.

Copel Distribuição

GWh
	1H13	1H12	Var. %
Itaipu	2,569	2,609	(1.5)
CCEAR – COPEL Geraçã o e Trans miss ão	433	662	(34.6)
CCEAR – Other	8,266	8,682	(4.8)
CCEAR – Adjus tment a uction	-	117	-
CCEE (MCP)	620	151	310.7
Itiquira	451	454	(0.7)
Proinfa	274	292	(6.2)
Elejor S.A	588	592	(0.7)
Available Power	13,201	13,559	(2.6)
Captive market	11,379	11,617	(2.0)
Wholesale	280	310	(9.7)
CCEE (MCP)	44	21	109.5
Los ses a nd differences	1,498	1,611	(7.0)
Ba sic network loss es	264	323	(18.3)
Distribution loss es	1,117	1,156	(3.4)
CG contract allocation	117	132	(11.4)
Values subject to rounding adjustments.

* Values subject to rounding adjustments.

8. Supplementary Information

8.1 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$/MWh
Tariff	Amount Average MW	Jun/13 (1)	Dec/12 (2)	Jun/12 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu (1)	565	124.16	107.63	113.36	15.4	9.5
Auction – CCEAR 2006 – 2013	812	100.63	97.67	94.39	3.0	6.6
Auction – CCEAR 2007 – 2014	54	140.89	139.38	134.32	1.1	4.9
Auction – CCEAR 2008 – 2015	52	118.94	117.36	113.55	1.3	4.7
Auction – CCEAR 2010 – H30	72	168.17	157.90	157.90	6.5	6.5
Auction – CCEAR 2010 – T15 (2)	67	178.06	167.19	167.19	6.5	6.5
Auction – CCEAR 2011 – H30	58	172.65	162.11	162.11	6.5	6.5
Auction – CCEAR 2011 – T15 (2)	54	196.33	184.34	184.34	6.5	6.5
Auction – CCEAR 2012 – T15 (2)	115	176.13	165.37	165.37	6.5	6.5
Angra	120	135.94	-	-	-	-
CCGF (3)	146	33.38	-	-	-	-
Santo Antônio	53	102.00	100.48	-	1.5	-
Jirau	101	71.37	-	-	-	-
Others Auctions (4)	402	168.81	156.20	148.83	8.1	13.4
Bilaterals	239	176.58	163.77	163.95	7.8	7.7
Total/Tariff Average Supply (5)	2,912	128.69	115.08	113.78	11.8	13.1

(1) Furnas transport charge not included.
(2) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(3) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
(4) Products average price.
(5) The 934 MW average related to the Auction 2005-2012 is considered in the average price of June/2012.

Sales to Final Customers (Retail) Average Tariff – without ICMS

R$ /M W h
Tariff	Jun/ 13 (1)	De c/ 12 (2)	Jun/ 12 (3)	Var% (1/2)	Var% (1/3)
Industrial *	189.05	220.00	207.23	(14.1)	(8.8)
Residential	242.55	293.62	299.82	(17.4)	(19.1)
Commercial	220.00	265.67	269.56	(17.2)	(18.4)
Rural	146.04	178.04	177.51	(18.0)	(17.7)
Other	168.13	206.89	208.29	(18.7)	(19.3)
Retail distribution average rate	206.15	245.80	243.19	(16.1)	(15.2)
* Free customers not included

Sales to Distributors Average Tariff – Copel GeT

R$/MWh
Tariff	Amount Average MW	Jun/13 (1)	Dec/12 (2)	Jun/12 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Auction CCEAR 2006 - 2013	316	100.26	98.27	95.44	2.0	5.1
Auction CCEAR 2007 - 2014	74	111.89	112.82	106.04	(0.8)	5.5
Auction CCEAR 2008 - 2015	70	119.48	116.77	112.91	2.3	5.8
Auction CCEAR 2009 - 2016	202	135.95	132.92	128.40	2.3	5.9
Auction CCEAR 2011 - 2040	91	155.15	-	-	-	-
Concession holders in the State of Paraná	77	134.90	147.65	134.80	(8.6)	0.1
Total/ Tariff Average Supply	830	120.84	98.69	98.93	22.4	22.1

* Values subject to rounding adjustments.

8.2 Main Operational and Financial Indicators

June 30, 2013

Generation
Copel GeT power plants	21 (19 hydro, 1 thermal and 1 wind power plant)
Power plants in which Copel holds an interest	6 (5 hydro and 1 thermal plant)
Copel GeT’s total installed capacity	4,756 MW
Installed capacity of Copel’s corporate partnerships (1)	606 MW
Copel GeT’s automated and remote-controlled power plants	13
Copel’s corporate partnerships’ automated and
remote-controlled power plants	3

Transmission
Transmission lines	2,175 km
Substations	32
Installed capacity of substations	10,902 MVA

Distribution
Distribution networks and lines	187,028 km
Substations	361 (100% automated)
Installed capacity of substations	10,099 MVA
Number of municipalities served	395(2)
Number of localities served	1.113
Number of captive customers	4.1 million
DEC (outage duration per customer, in hours and hundredths of an hour)	5.2
FEC (outage frequency per customer)	3.9 times

Telecommunications
Fiber optic cables – main ring (interurban)	9,330 km
Self-sustained fiber optic cables (urban)	20,262 km
Number of municipalities served in Paraná	399
Number of municipalities served in Santa Catarina	2
Number of customers	4,977

Administration
Number of employees (wholly owned subsidiaries)	9,340
Copel Geração e Transmissão	1,814
Copel Distribuição	7,064
Copel Telecomunicações	462
Customers by employee	580

Financial
Book value per share	R$ 47.29
EBITDA	R$ 1,103.8 million
Current liquidity ratio	1.57

Note:

(1) Proportional to the interest.
(2) 3 partially served municipalities in the rural area.

* Values subject to rounding adjustments.

8.3 2Q13 Results Conference Call

> Friday, August 16, 2013 – 10:00 a.m. (US EST)
> Telephone: (+1 646) 843 6054
> Code: Copel

A live webcast of the conference call will be available at www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel
ri@copel.com
Telephone: (55 41) 3222-2027
Fax: (55 41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, future direction of operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Values subject to rounding adjustments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.